Filed by BlackRock New Jersey Municipal Income Trust
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: BlackRock New Jersey Municipal Income Trust
Commission File No.: 811-10335
Date: March 29, 2018

Contact:

1-800-882-0052

BlackRock Announces Results of Shareholder Vote at Joint Special Shareholder Meeting

Relating to the Reorganizations of Three New Jersey Municipal Closed-End Funds

New York, March 29, 2018 - BlackRock Advisors, LLC announced today that, at a joint special meeting of shareholders of BlackRock New Jersey Municipal Bond Trust (NYSE:BLJ), BlackRock New Jersey Municipal Income Trust (NYSE:BNJ) and BlackRock MuniYield New Jersey Fund, Inc. (NYSE:MYJ) (collectively, the “Funds”), the requisite shareholders of the Funds have approved the reorganizations of each of BLJ and BNJ with and into MYJ, with MYJ continuing as the surviving Fund (the “Reorganizations”), and the transactions contemplated thereby.

It is currently expected that the Reorganizations will be effective with the open for business of the New York Stock Exchange on June 11, 2018, subject to all regulatory requirements and customary closing conditions being satisfied. The Reorganizations, if completed, would occur based on the relative net asset values of the common shares of BLJ, BNJ and MYJ. In addition, BLJ and BNJ preferred shareholders will receive on a one-for-one basis MYJ Variable Rate Demand Preferred Shares (“VRDP Shares”) in an amount equal to the aggregate VRDP Share liquidation preference (including any accumulated and unpaid dividends) held by BLJ and BNJ preferred shareholders immediately prior to the Reorganizations. Prior to the Reorganizations, it is expected that all of the Variable Rate Muni Term Preferred Shares of BNJ will be refinanced into VRDP Shares of BNJ with terms substantially identical to those of the MYJ VRDP Shares.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including MYJ, the surviving Fund in the Reorganizations.

About BlackRock

BlackRock helps investors build better financial futures. As a fiduciary to our clients, we provide the investment and technology solutions they need when planning for their most important goals. As of December 31, 2017, the firm managed approximately $6.288 trillion in assets on behalf of investors worldwide. For additional information on BlackRock, please visit www.blackrock.com | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock.

Availability of Fund Updates

BlackRock will update performance and certain other data for the Funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or a Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to a Fund’s or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in a Fund’s net asset value; (2) the relative and absolute investment performance of a Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to a Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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